**PAYROLL4FREE.COM, LLC**

*Unaudited Financial Statements For The Year Ended December 31, 2017*

April 23, 2018



**Independent Accountant's Review Report**

To Management
Payroll4Free.com, LLC
Beachwood, OH

We have reviewed the accompanying balance sheet of Payroll4Free.com, LLC as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

*Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

*Accountant's Responsibility*

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

*Accountant's Conclusion*

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 23, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

## PAYROLL4FREE.COM, LLC
## BALANCE SHEET
## DECEMBER 31, 2017
_____

### ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 114,854 |
| Accounts Receivable | | 1,091 |
| TOTAL CURRENT ASSETS | | 115,945 |
| TOTAL ASSETS | $ | 115,945 |

### LIABILITIES AND MEMBERS' EQUITY

**CURRENT LIABILITIES**

| | |
|---|---:|
| Client Impounded Payroll | 114,516 |
| Sales Tax Payable | 397 |
| Accrued Expenses | 298 |
| TOTAL CURRENT LIABILITIES | 115,211 |

**NON-CURRENT LIABILITIES**

| | |
|---|---:|
| Note Payable, Related Party | 1,739,925 |
| TOTAL LIABILITIES | 1,855,137 |

**MEMBERS' EQUITY**

| | |
|---|---:|
| Retained Earnings (Deficit) | (1,739,191) |
| TOTAL MEMBERS' EQUITY | (1,739,191) |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 115,945 |

**PAYROLL4FREE.COM, LLC**
**INCOME STATEMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **Operating Income** | | |
| Sales | $ | 95,990 |
| **Gross Profit** | | 95,990 |
| **Operating Expense** | | |
| Employee Salaries | | 74,255 |
| General & Administrative | | 14,488 |
| Contract Services | | 12,856 |
| Rent | | 4,409 |
| Advertising & Marketing | | 14 |
| | | 106,022 |
| **Net Income from Operations** | | (10,032) |
| **Other Income (Expense)** | | |
| Interest Income | | 101 |
| Other Income | | 18 |
| Misc. Expenses | | (7,036) |
| **Net Income** | $ | (16,949) |

**PAYROLL4FREE.COM, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**
_____

**Cash Flows From Operating Activities**

| | | |
|---|---|---:|
| Net Income (Loss) For The Period | $ | (16,949) |
| Change in Receivables | | (434) |
| Change in Client Impounded Payroll | | (29,663) |
| Change in Sales Tax Payable | | (230) |
| Change in Accrued Expenses | | 298 |
| **Net Cash Flows From Operating Activities** | | (46,978) |

**Cash Flows From Financing Activities**

| | |
|---|---:|
| Change in Note Payable, Related Party | 17,672 |
| **Net Cash Flows From Financing Activities** | 17,672 |

| | | |
|---|---|---:|
| **Cash at Beginning of Period** | | 144,161 |
| **Net Increase (Decrease) In Cash** | | (29,306) |
| **Cash at End of Period** | $ | 114,854 |

## PAYROLL4FREE.COM, LLC
## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2017
_____

| | |
|---|---:|
| Starting Equity | $ (1,622,242) |
| Net Income | (16,949) |
| Adjustment to Contributed Capital | (100,000) |
| Ending Equity | $ (1,739,191) |

PAYROLL4FREE.COM, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Payroll4Free.com, LLC ("the Company") was formed in 2013 as an Ohio LLC by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. Galaxy's primary business has been to create internet/web-based computer software systems for lease to customers, principally long-term health care facilities. The Company modified and upgraded the Galaxy payroll system to make it usable for a wide range of industries in addition to the nursing homes for which it was originally designed. Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 25 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

In 2017, the Company completed an equity crowdfund offering under SEC Regulation CF. Funds raised in connection with the offering were released to the Company in early 2018.

The financial statements are presented on a "going concern" basis, which means that they assume that the Company will continue to operate at least through the end of its next annual period. The Company recorded a net operating loss during the year ended December 31, 2017, and in prior years. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on management's continued efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company's policy is to collect most fees via ACH directly from client bank accounts at the start of the service period. Fees for companies that exceed 25 employees in a given month are charged at the start of the following month. Management's experience with the Company's customer base suggests that losses on account are likely to be rare. Therefore, no amount has been recognized in the financial statements to account for anticipated losses on accounts receivable.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

The Company charges monthly fees to subscribers to its "payroll tax service" and "direct deposit service," as well as those who exceed 25 employees. These monthly fees are recognized in the month for which access and service is to be provided and for which the subscribers have been billed. Revenues for other services are recognized as services are performed. The contracts are cancelable with 15 days' notice.

Advertising Costs

The Company expenses direct advertising costs as incurred.

Software Development Costs

The Company expenses costs of adding new technology to allow the product to function on a payroll service level, including aggregating client information for bulk tax filing, bulk ACH processing, and automatic onboarding of new clients.

Rent

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC, a related company that shares common management with Payroll4Free.com, LLC. Galaxy Hosted Software, LLC is the leaseholder. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. As such, all items of income and expense are allocated to the members of the Company and reported on their individual tax filings. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020. The Company's 2017 federal tax filing will be subject to inspection by the Internal Revenue Service until 2021.

The Company is subject to tax information filing requirements in the State of Ohio. The Company's Ohio tax filings for tax year 2015, 2016, and 2017 will be subject to review by that State until the expiration of the statutory period in 2019, 2020, and 2021, respectively.

NOTE C- NOTE PAYABLE, RELATED PARTY

In 2017 and prior years, the Company drew advances against a non-interest bearing note payable to Galaxy Hosted Software, LLC, a party related by common majority ownership. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of members of the Company for the financial obligations of the Company is limited to each members' contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 23, 2018, the date that the financial statements were available to be issued.